Filed by Sirius XM Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pandora Media, Inc.

SEC File No.: 001-35198

Date: September 24, 2018

This filing includes a transcript of an investor call that was held on Monday, September 24, 2018.

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CORPORATE PARTICIPANTS

David J. Frear Sirius XM Holdings Inc. - Senior EVP & CFO

Hooper Stevens Sirius XM Holdings Inc. - VP of IR & Finance

Hooper Stevens

James E. Meyer Sirius XM Holdings Inc. - CEO & Director

Roger J. Lynch Pandora Media, Inc. - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Andrew Rex Hargreaves KeyBanc Capital Markets Inc., Research Division - Senior Research Analyst

Barton Evans Crockett B. Riley FBR, Inc., Research Division - Analyst

Benjamin Daniel Swinburne Morgan Stanley, Research Division - MD

Brandon A Ross BTIG, LLC, Research Division - Associate Analyst

Brian Wayne Russo Crédit Suisse AG, Research Division - Research Analyst

James Maxwell Ratcliffe Evercore ISI Institutional Equities, Research Division - MD & Senior Analyst

Jason B Bazinet Citigroup Inc, Research Division - MD and U.S. Cable and Satellite Analyst

Jessica Jean Reif Cohen BofA Merrill Lynch, Research Division - MD in Equity Research

Justin Tyler Patterson Raymond James & Associates, Inc., Research Division - Internet Analyst

PRESENTATION

Operator

(technical difficulty)

I would now like to turn the call over to Hooper Stevens, Senior Vice President, Investor Relations and Finance at SiriusXM. Please go ahead.

Hooper Stevens - Sirius XM Holdings Inc. - VP of IR & Finance

Thank you, Laurie, and good morning, everyone. Welcome to our call this morning on our proposed acquisition of Pandora Media. Today, Jim Meyer, our CEO, will be joined by David Frear, our CFO. In addition, Roger Lynch, the CEO of Pandora; and Naveen Chopra, Pandora’s CFO, will also join.

At the conclusion of our prepared remarks, management will be glad to take your questions.

This call is being made in respect to the proposed transaction involving Sirius XM Holdings and Pandora Media, Inc. SiriusXM intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Pandora and a prospectus of SiriusXM, and each party will file other documents regarding the proposed transaction with the SEC.

In addition, I would like to remind everyone that certain statements made during the call today might be forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. These and all forward-looking statements are based on management’s current beliefs and expectations and necessarily depend upon assumptions, data or methods that may be incorrect or imprecise. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. For more information about those risks and uncertainties, please view SiriusXM’s and Pandora’s SEC filings. We advise listeners to not rely unduly on forward-looking statement and disclaim any intent or obligation to update them.

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With that, I’ll hand the call over to Jim Meyer.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

Thanks, Hooper.

Good morning, and thank you for joining us. We’re thrilled to announce today that we’ve agreed to acquire Pandora Media in an all-stock transaction valued at approximately $3.5 billion. With this transaction, SiriusXM becomes the world’s largest audio entertainment company with more than $7 billion in revenue and a $41 billion enterprise value with low leverage and strong cash flow.

The combination of our subscription audio products with Pandora’s digital ad business will allow us to serve listeners with a strong array of products across the entire audio spectrum. We’re very excited to continue building on Pandora’s current operational momentum.

The size, demographics and distribution of Pandora’s listener base are extremely complementary to our subscription business, and there are a number of opportunities for us as a combined company to unlock value across the audio chain and create a platform for artists to better connect with their fans.

Let me be clear, this transaction is all about creating growth opportunities together that are not available to the separate companies. We plan to do this via cross-promotion, better utilization of user data and the eventual creation of new content packages and offerings.

Pandora will benefit SiriusXM’s 360L and out-of-car strategies, while SiriusXM’s OEM relationships, subscription management skills and financial resources will help grow the Pandora business. The strategic combination takes our position in strategic — in subscription radio and deep relations with automakers and adds to it the leading audio streaming company in the United States with over 70 million monthly users.

Turning now to the details of the transaction.

Under the terms of the agreement, each share of Pandora will be exchanged for 1.44 shares of SiriusXM. This works out to an equivalent of $10.14 per share, representing a 13.8% premium based on a 30-day WAP of both companies’ shares. We expect to issue approximately 430 million shares upon closing the transaction, which will result in Pandora shareholders owning approximately 8.6% of the pro forma company. We expect the transaction to close in the first quarter of 2019, subject to Pandora shareholder approval and antitrust approvals and customary closing conditions.

We have long respected the Pandora team for building a popular consumer offering that has attracted a massive audience. And we have now been very impressed by Pandora’s strategic progress and stronger execution under Roger Lynch and his team’s leadership. The addition of Pandora diversifies our revenue streams with the U.S. largest ad-supported digital audio offering, broadens our technical capabilities and represents an exciting next step in our efforts to expand our reach beyond the car.

Through targeted investments, we see significant opportunities to drive innovation that will accelerate growth beyond what would be available to separate companies, and we will do so in a way that also benefits consumers, artists and the broader content communities. Together with the power of Pandora’s music genome and their subscription tiers, we will deliver even more of the best content on radio to our passionate and loyal listeners, existing and new, across our 2 platforms.

Our strategic in-car position has allowed us to not only grow our paying subscriber base to over 36 million in North America but has also created a significant trial funnel of users, approximately 23 million this year. That’s 23 million trials we’re going to run in 2018.

And while we love our new and used car conversion rates, the truth is the majority of trialers ultimately decide not to pay for our service. As I’ve said many times, we would benefit from having a free funnel. And when this transaction closes, we will have a scaled, engaged user base of 65 million people, who listen monthly to free, ad-supported digital radio, providing us an opportunity to refer millions of users who decide not to subscribe to SiriusXM to a free, ad-supported radio product that is superior to other platforms out there today.

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As our enabled fleet climbs to over 200 million within the next decade, these and active vehicles become even more significant. The addition of Pandora to the SiriusXM ecosystem offers promising optionality on how we ultimately decide to monetize future inactive vehicles in our fleet.

This is a win-win combination between our 2 companies. Roger, together with Naveen and their entire team, have done an outstanding and amazing job at Pandora. We’re excited to bring the 2 companies together.

And with that, Roger, let me turn it over to you for a few comments.

Roger J. Lynch - Pandora Media, Inc. - President, CEO & Director

All right. Thank you, Jim. Thanks, everyone. Yes, we’re also really excited. We know the SiriusXM team well. As you all know, they made a significant investment in Pandora 15 months ago. And for the past year, Jim, Greg Maffei and David Frear have sat on our board and have been very supportive of our strategy. Given the experience and relationship, I know we’re going to be able to work together side-by-side to build value for both companies.

We made tremendous progress over the last year creating significant momentum. We’ve been consistently executing on our priorities around new products and partnerships and ad capabilities, and the results are apparent. And these efforts have strengthened our position in digital audio and set us up nicely to capitalize on the explosive growth that’s really taking place across audio.

We’re in a great position now to compete with other services given our scaled platform and advertising capabilities, and the growth in our subscription offerings give more options to listeners while driving revenue and long-term value.

With all of this as a backdrop, the combination with SiriusXM is extremely exciting. The deal will improve our strong position as a streaming music company and help accelerate the opportunities that I just outlined, especially given SiriusXM’s financial resources and track record of execution. And specifically, we can’t wait to tap into SiriusXM’s leadership and expertise in the car, their extensive content library and the potential to bundle our complementary subscription products. Given our strategic priorities and our recent focus on expanding nonmusic content, increasing in-carengagement and enhancing brand awareness, the benefits of the combined company are easy to see.

As we look forward to the future of digital audio, the Pandora team and I are incredibly excited to work with SiriusXM to create the best audio entertainment company. Jim?

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

Thank you, Roger.

In short, SiriusXM and Pandora together represent a powerful combination that is positioned to drive value not only for stockholders of both companies but also for artists and listeners that make everything possible. Our platform will not only empower artists to identify and reach their fan base but also enable listeners to take their favorite content with them anywhere, anytime.

While there will be no change to the current offerings for now, over time we’ll be able to introduce new packages with enhanced features and more content for listeners. And together, our scale, our expertise and deep financial resources will enable us to realize these opportunities while continuing to reward our shareholders with significant capital returns.

With that, operator, let me turn it over for questions and answer — questions.

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QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Barton Crockett of B. Riley FBR.

Barton Evans Crockett - B. Riley FBR, Inc., Research Division - Analyst

Okay, great. And congratulations on pushing this ahead. I guess I was interested in your view, Jim, about how you see managing Pandora as part of Sirius in that is this a company that you believe should be managed for growth in EBITDA and cash flow? Or should it be managed with less emphasis on that and more kind of an absolute revenue and user growth story, noting that your — one of the rivals out there, Spotify, is focused really more on subscriber growth than on earnings growth is kind of the message to The Street. So how do you see positioning this for Sirius?

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So let me be clear first on the first point. The combined company, the combined company will certainly be managed for EBITDA and cash flow, okay? Make no mistake about that. How we figure out how to both optimize Pandora’s position in the marketplace and its complementary position to SiriusXM to achieve what I just said earlier, I think we’re going to have to just evolve our way into and test our way into. I’m really excited now. And my ultimate goal, my ultimate thinking in all this is that no matter who comes into one of our trial funnels, no matter where they come in, our goal ought to be that as they exit that trial, somewhere, somehow, they’re in a funnel which we’re monetizing and creating value with. And so I think you’re going to see that evolve over time. I also want to make it clear. I’m hoping that Roger Lynch joins us going forward. I think Roger and I have had many discussions about what various alternatives are that we can do together. After the deal is closed, we’ll take those on, I think, thoughtfully and carefully.

David J. Frear - Sirius XM Holdings Inc. - Senior EVP & CFO

It’s David. The — I just want to add to Jim’s comments that I know sometimes it’s hard to see given the scale of SiriusXM’s profitability, but we invest heavily in growth initiatives within the EBITDA spend that we have that Jim and the rest of the team here has never shied away from investing in growth. And what we look for is investing in growth that we believe is going to be profitable. It’ll be the same thing with the products that come in from Pandora. I think one of the things that was mentioned in the comments before the question is we have substantial financial resources. And to the extent that there are profitable growth opportunities out there, we will not be shy about putting money behind it.

Barton Evans Crockett - B. Riley FBR, Inc., Research Division - Analyst

Okay, that’s helpful. And just one follow-up on — with Sirius and Pandora, the relationship that you’ve had for now, you have not really done much in the way of collaboration, content sharing, cross-promotion. We haven’t heard much about that.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

We haven’t done anything.

Barton Evans Crockett - B. Riley FBR, Inc., Research Division - Analyst

Yes. And so is there — how do we — how should we feel comfortable that there’s a real opportunity to step that up? And could you just give us a little bit better sense on what you think you can do?

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James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So I think very clearly, I — we didn’t get to that phase of the relationship because we felt it was better to let the Pandora management, which they’ve done, I think, quite well, to get the ship righted and get on to a trajectory that they were comfortable with that was, quite honestly, stabilizing the ship. And so trying to overlay that with let’s do this and let’s do that together was never our intention in the first year of the relationship. I’m glad that this worked out when it did. And I can tell you, Barton, I am very confident — I want to repeat, very confident — that we will successfully accomplish working together and finding places, many places where 1 plus 1 will be more than 2.

David J. Frear - Sirius XM Holdings Inc. - Senior EVP & CFO

And Bart, by putting the equities together, we sort of removed that barrier where each management team was zeroed in on how to maximize the value of the individual equities and, therefore, would definitely veer away from anything that began to smack of cannibalization risk. By putting these equities together, you completely remove that, and we’ll get to the 1 plus 1 equals 3 that Jim talked about.

Roger J. Lynch - Pandora Media, Inc. - President, CEO & Director

Yes. It’s Roger also, just to add in on that. There’s no shortage of ideas that I think Jim and I have had on things that we can do together. And I — but as he mentioned, it was a matter of prioritization. So certainly, you think about everything from the content side, as Jim mentioned, I mentioned, to things we could do together in a car to bundle, I think there’s no shortage of opportunities for our companies to work together on this.

Operator

Your next question comes from the line of Justin Patterson of Raymond James.

Justin Tyler Patterson - Raymond James & Associates, Inc., Research Division - Internet Analyst

Great, and congratulations on the announcement this morning. I guess one for Jim. Thinking about when you first made the announcements to invest in Pandora 15 months ago and then the announcement today, kind of walk through what’s changed and why you would buy Pandora today versus, say, 15 months ago.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So I think look, this is not the — this is the worst-kept secret of a courtship that’s gone on for several years, okay? I mean, we’ve been in conversations — I have been in conversation with Pandora before Roger was there and certainly after Roger’s been there. We had a conversation 15 months ago. We couldn’t reach an agreement on value, quite honestly, but we did reach an agreement that we thought was both for — what was good for both companies for us to take the preferred position we did. When we took that position, I assure you there was no guarantee that any further transaction would get done or that we would end up where we’ve ended up today. I can tell you what’s changed. What’s changed is, and I’ll make it clear, is my confidence in Pandora as an asset. And that confidence is based on the progress that I’ve seen over the last 12 months in the company. Please don’t mistake me, and I sit on a key position by sitting on the board. Roger and his team are very collaborative with the board members. Both David and I have had a good chance to sit side by side with the team, and we’ve been very impressed with the progress that’s been made over the last 12 months. I want to be clear: there are still many, many things that need to be get — that need to be done and completed. But I’m really impressed with the steps that have been taken and, with that, began conversations with the Pandora board about this being another right time to again ask if this was the correct time. And fortunately, the Pandora board and SiriusXM’s board were able to find a position that works for both of us.

Justin Tyler Patterson - Raymond James & Associates, Inc., Research Division - Internet Analyst

Got it. And Roger, I think it’s about 1 year since you’ve been at Pandora. So happy anniversary.

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Roger J. Lynch - Pandora Media, Inc. - President, CEO & Director

Thank you. Thanks.

Operator

Your next question comes from the line of Ben Swinburne of Morgan Stanley.

Benjamin Daniel Swinburne - Morgan Stanley, Research Division - MD

Jim, I heard you say business models matter for years, and I’m curious if you could talk a little bit more about your outlook for Pandora’s EBITDA and free cash flow position. Your shareholders have benefited from a free cash flow machine at SiriusXM. What’s your outlook for Pandora, which is, at least today, EBITDA negative, free cash flow negative? And I didn’t hear any mention about any synergies. I’m just curious if there are cost savings baked into the plan here as you guys look forward that could help you get the free cash flow faster.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So Ben, it’s a great question, and I want to stick to what I said earlier, which is I believe this combination is all about growth and all about being able to achieve growth opportunities that I don’t believe either company could achieve on its own. There will be areas where we will find synergy, and those will both be [in existing] — and we haven’t — and I’m not going to give you a number or scope those today, but I’ll give you an example. Both Pandora and Sirius believe we both need to take a more active step in podcasting. And I can tell you if the merger — when the merger successfully completed, 1 plus 1 will be a lot less than 2 in that particular instance. And we will — what goes on, what size of pay wall and all those things are still be determined, but it will be a strategy that will be done more efficiently together than it would be done if we were apart. That said, my fundamental belief is that there is significant opportunity to both cross-promote across these 2 very large subscriber bases and quite candidly, and I’ll be very clear here, take share, you can guess where from, from other audio platforms that are out there today. And that’s where we’ll keep our focus.

Benjamin Daniel Swinburne - Morgan Stanley, Research Division - MD

Got you. And then just a follow-up for David and then one for Roger. David, why did you guys decide or come to agreement to use all stock? Cash is — capital is relatively cheap. You guys have some leverage capacity. Any thought on using debt at least for a portion of the deal? And then for Roger, any process or time line you can tell us on the go-shop piece of the puzzle just so we know what the sort of timing there? And any sort of process milestones that you’re thinking about?

David J. Frear - Sirius XM Holdings Inc. - Senior EVP & CFO

So Ben, on the consideration, that we — needless to say we thought about using cash. So just everybody knows, we’re underlevered relative to our target and could have easily digested a large cash component. But the trouble with the cash component is, is that you’re reducing the equity upside for Pandora’s shareholders. And look, as Jim has been talking about, as Roger’s been talking about, we do believe that taking these 2 very complementary product lines, putting them together and using the cross-promotional capabilities can drive great growth in the equity story. And to be honest, we didn’t want to put the friction into the decision-making process of asking the board to consider participating in something less than all of that equity upside.

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Roger J. Lynch - Pandora Media, Inc. - President, CEO & Director

Great. Ben, it’s Roger. We — an important part of this transaction is there is a go-shop period. It has an initial 30-day period to it with a subsequent one for anyone who’s in the process at that time. So that was an important component for our board as part of the negotiation, and we obviously can’t speculate on whether anything will emerge from that or not. But at the appropriate time, our board will get the market informed.

Operator

Your next question comes from the line of Andy Hargreaves of KBCM.

Andrew Rex Hargreaves - KeyBanc Capital Markets Inc., Research Division - Senior Research Analyst

This is a question for Roger on timing as well. And Jim has kind of answered the one on the Sirius side, but on the — from the Pandora side, you have a number of newer initiatives. And why do the deal now as opposed to trying to let those play out? And then sort of a follow-up question for anybody. Do you expect this to have any impact on label negotiations? How do you guys kind of approach this?

Roger J. Lynch - Pandora Media, Inc. - President, CEO & Director

Yes, in terms of timing, really I’d say we were getting into our normal process of strategic planning for 2019. And one of the things that really struck me personally is when we thought about the objectives we have around growing our ad business, expanding our content offer, really going deeper into automobile and integrations, it really was obvious that the benefit that could be afforded to us by being part of SiriusXM, it just aligned so well with what we saw as the strategic opportunities for our business. And obviously, we’ve had strong appreciation in our share price this year, up from $4 earlier in this year, and I think Sirius recognized that in their offer. So it was both a combination of the value that we saw and the strategic opportunity that working together with Sirius, that we could build together. On the label, I could — on our — from our standpoint on label, we’ve mentioned that we see an opportunity to improve our gross margin by at least several hundred basis points through label renegotiations, principally around restructuring minimum guarantees as we do these renewals, and we’ve been making very good progress on that. So we continue to believe that, that will be the outcome of the renewal process that we’re going through with the labels today.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

Yes, I want to make an important point here. And that is, the 2 companies together in 2019 will pay royalties that approach about $2 billion to the various music entities. The 2 companies together have a tremendous respect for what artists bring to our business, what songwriters bring to our business, and we, obviously, fully endorse models that compensate them for what they bring. I think this merger will be good for everyone in music for one simple thing. And that is, if we’re successful, we will begin to shift share from those channels that are not paying performance rights to musicians to channel that are paying performance rights to musicians. And I think fundamentally, at the end of the day, the labels will wholeheartedly endorse that strategy.

Operator

Your next question comes from the line of Jason Bazinet of Citi.

Jason B Bazinet - Citigroup Inc, Research Division - MD and U.S. Cable and Satellite Analyst

I just had one quick question related to labels. I think Pandora paid a lot more to the labels than SIRI does in part because of your use of satellite delivery. And I was just wondering, how many years away are you from being able to essentially have that excess capacity on one of your satellite fleets that then might enable you to push Pandora’s content over to satellite and potentially lower the payments that are made to the labels by virtue of that different distribution mode?

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David J. Frear - Sirius XM Holdings Inc. - Senior EVP & CFO

Thanks, Jason. It’s David. When it comes down to considering how we might use that spectrum in the future, which is probably at least 6 years away that, I don’t think optimizing royalty payments is going to be one of the fundamental drivers of what we do with that spectrum, right? But it’s — you’re looking at something that represents a percentage of the revenues. And so I don’t necessarily see it going that way. The other thing that you have to remember is that people frequently [centrally] focus on the royalty rate that we pay, and they don’t take into account the way that we monetize. And so I think if you were to look across certainly the webcaster payments and even if you look across interactive services in their totality, including the free trials as well as the number of listeners, the average price per listener that the paid stuff comes out at, I think you’ll find that the amount we pay per hour of listening is not significantly different than the other platforms even though the headline percentage seems to be very different. We just monetize it at a far higher level, right, with $13.80 in ARPU per subscriber versus something blended acrossad-based and subscription-based platforms that might look more like $2 a month that — you’ve got to factor that in.

James Maxwell Ratcliffe - Evercore ISI Institutional Equities, Research Division - MD & Senior Analyst

It’s James Ratcliffe for Vijay. Two if I could. First of all, can you talk a bit about the impact on the SIRI buyback going forward? I mean, the presumably pro forma slightly lower EBITDA and free cash flow but also potential less need to keep dry powder given the scale it’s done? And secondly, if there — if in the event there is a better deal out of the go-shop period, is there a break fee in the deal?

David J. Frear - Sirius XM Holdings Inc. - Senior EVP & CFO

There is a break fee in the deal, which will sort of come out as we get the 8-Ks filed and things like that. With respect to the buyback or just capital return strategy, in total I don’t see any changes in our return of capital strategy, that we’ve been saying for a long time that we have a business model that generates about $2 billion a year in excess capital, and — which is a combination of EBITDA growth and the increased leverage that can be supported with that EBITDA growth. And I think that, that holds together with the pro forma for the acquisition, Pandora, as well.

Operator

Your next question comes from the line of Jessica Reif of Bank of America Merrill Lynch.

Jessica Jean Reif Cohen - BofA Merrill Lynch, Research Division - MD in Equity Research

I guess a couple things. How much flexibility do you have in using Sirius’ content across Pandora? And can you talk a little bit — give us some color in what you’re thinking in terms of advertising and the advertising opportunity.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So Jessica, it’s Jim. The best I can tell we have complete flexibility with the vast majority of our content. There may be — for instance, in the sports rights, we probably have to be far more careful there, particularly with the pro sports rights, but we have a lot of flexibility. And obviously, as those deals come up for renewal, we’ll push to include that flexibility as part of any new renewals because I do believe that will be a fundamental building block of the 2 companies together, is the ability to figure out how to optimize the case where 1 plus 1 is clearly more than 2 there. On the advertising front, we’re looking forward. We’re — our business here at Sirius, as you well know, is going very, very nicely to where we’re thrilled at the growth rate of our business in advertising. On the flip side, the Pandora advertising business is multiples bigger than SiriusXM. I am now really, really happy that, for lack of a better word, you now have a 2-headed monster instead of a 1-headed monster going forward in terms of a company that can monetize both subscription and advertising and maximize that equation. I don’t have a whole lot more to say on advertising beyond that.

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David J. Frear - Sirius XM Holdings Inc. - Senior EVP & CFO

Roger, could you talk a little bit about the AdsWizz opportunity in the platform?

Roger J. Lynch - Pandora Media, Inc. - President, CEO & Director

Yes, sure. When I joined Pandora, one of the things that I saw was a significant opportunity was to extend Pandora’s leadership in digital audio advertising. We’re about 2/3 of the digital audio advertising market today, and that’s a market that we expect to continue to grow globally as you see shift from things like terrestrial radio to digital and growth of smart speakers and the whole ecosystem and podcasts and things like that. And so Pandora now is really well positioned for that with the acquisition of AdsWizz that we completed in May. AdsWizz, for those of you who aren’t aware, is the largest programmatic audio, digital audio business. They have customers in 39 countries around the world, and they power Pandora’s now programmatic audio business. So we’re quite bullish on it. It’s a key competitive strength and a competitive advantage of Pandora, and I think it fits in nicely with the things that Jim described earlier about how we now have the ability to offer ad-supported products to — or we’ll have the ability when — after the deal closes to SiriusXM trialists who don’t end up subscribing.

Jessica Jean Reif Cohen - BofA Merrill Lynch, Research Division - MD in Equity Research

And can I just follow up with one more question? When you think about all of the different opportunities that you mentioned, whether it’s podcasting and other stuff, what do you think the biggest buckets are? And is there any time frame that you’d like to talk about?

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

Well — so again, it’s Jim. I think there are certainly areas that have piqued my interest, which podcasting, one. Obviously, Jessica, we talked — in some of our previous calls, you and I have talked at a couple of different venues when we’ve seen each other about the role of video as it complements the audio experience. We’re certainly not going to go into the Netflix kind of business, but a video strategy that nicely complements the audio offering is something I’ve always been intrigued with. I absolutely believe that applies to both of these offers and will fit in nicely. I don’t know which one will be the biggest opportunity. I will tell you, and David and I argue about this quite a bit, my gut feel is there is real money to be made by optimizing cross-promotion across these platforms. That’s — if you want to know what my gut tells me, that’s where I see the biggest opportunity. It doesn’t mean it’s right. It’s just what my gut tells me.

Operator

Your next question comes from the line of Brandon Ross with BTIG.

Brandon A Ross - BTIG, LLC, Research Division - Associate Analyst

A couple of questions. I actually have 2, and I think Rich Greenfield wants to ask one. First, Jim, you extended your deal for another year. Does this deal affect your plans after that going forward? Does it reinvigorate you to want to stay longer? And then when you put these 2 assets together, can you — do you think it gives you optionality for additional acquisitions in the M&A space? And more specifically, do you think that this — that putting Live Nation together with these assets makes more sense than what one carries just as a stand-alone company?

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

That’s a lot of question, so let me take them. I think I could give you short answers to all of them. So first and foremost, I love what I do. I’m thrilled to be here every day. I just happen to believe that you’ve got to ask yourselves every year: Are you able to give 150% and do what you need to do? And so that’s just kind of the way I lead my life. Certainly, as I thought about where I want to go, being successful at fully integrating Pandora with SiriusXM successfully is something that’s very important to me both professionally and personally, and I can tell you I’ll be giving it our best effort

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after it closes here in 2019. I’m going to be clear here. I’m not a complicated guy. We’re going to concentrate a lot on making sure that Pandora and SiriusXM go together successfully. I can tell you, you’ve done the math, we have — we certainly have the firepower to do other things if we want to. That’s not on my mind right now. And right now, the vast majority of my focus will be on making sure that I pay this off, that our teams pay this off for both the SiriusXM shareholders and the Pandora shareholders that join us through this transaction.

Brandon A Ross - BTIG, LLC, Research Division - Associate Analyst

Just a quick follow-up. When you think about the subscription side of your business that Pandora has been embarking on, does it make sense for Pandora to still have the same type of subscription business? Or should those subscribers who are looking for an ad-free experience, should that now be some form of hybrid or pure Sirius subscription? And then just a final point on label relations. Obviously, Pandora has, for a long time, I think, benefited from the fact that it didn’t have deep pockets to deal with labels. And I’m curious, now that there is a deep-pocketed parent of Pandora, how do you think that will change your relationship with the music labels?

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So the — on the first question, I think I’m not going to answer your question, but I am going to answer with a statement, which says I think it’s so exciting that we’re now going to have [all these] options in front of us that we can then optimize, okay. I don’t know the right answer, I’ll be clear with you. What’s more important is we’ll test our way into those. We don’t run this thing with reckless abandon. I think we’re thoughtful and careful with the decisions we make. I’m a data-driven guy. I really like to test our way into many, many of these things. What I think this combination does is it certainly gives both companies, both platforms now a whole different set of options and alternatives that, quite candidly, would be hard to do separate. And so I think you’re going to see us mixing if after it’s approved. I think you’ll see us mixing and matching and testing a variety of things and working our way through — like we’ve done very thoughtfully over the last 5 years, working our way through to a solution that optimizes EBITDA and cash flow for us. I can’t tell you how the record labels are going to behave. I’ve been around here a long time. I can tell you both Roger and I are committed to having a strong working relationship with the labels. Quite candidly, we need them for our product to be successful. And as I said, royalties approaching $2 billion is not something to sneeze at. We’re a sizable piece of the ecosystem — of the money that goes to pay the audio ecosystem, and I just believe we’ll find a good way through that. And I don’t — I can’t — I won’t speculate anything more than that right now.

Operator

We will take our next and final question from Brian Russo of Crédit Suisse.

Brian Wayne Russo - Crédit Suisse AG, Research Division - Research Analyst

Just 2. One more on music rights. Did the agreement that was announced last week, the Music Modernization Act, did that have any influence on timing of your decision to acquire all of Pandora? And then a second.

James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

Why don’t I take that one first? Let me take that one first because the answer is really easy. No.

Brian Wayne Russo - Crédit Suisse AG, Research Division - Research Analyst

Okay. And then my second question is, we know that there’s many SiriusXM customers that also stream music on a variety of platforms. And so I was curious if you have any sense for how many consumers in your trial funnel typically are already Pandora listeners and maybe what might give you the confidence that you can capture those consumers who might not want to pay and bring them onto the Pandora platform.

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James E. Meyer - Sirius XM Holdings Inc. - CEO & Director

So a couple of comments there. Number one, we know — we do know that our customers stream quite a bit. And so I think a misconception is that the SiriusXM subscriber base is somewhat either technically illiterate or some doesn’t get it. They — that’s nonsense, okay? They stream a lot, and they find the content they want. And it’s one of the reasons why I think this combination is powerful, because I think the offers complement each other as opposed to compete with each other. I think that the answer to your question will be what we thoughtfully and carefully test our way into. We have premises. I can tell you David and I argued about — not argue but batted back and forth a lot of the merits of this merger, and at the heart of it is data where we believe the answer to your question is there’s great overlap. We’re now going to go find out exactly how much that is and where that is. I believe, for instance, early on, once the merger is complete, you will see us begin to, for instance, advertise on the Pandora platform to try to bring listeners back to our paid funnels very, very quickly just as a first step. So I can’t give you a lot more detail than that. I can tell you we’ll be very forthcoming with you over the next year as we work our way down this path. And I’d just like to end to say again, I’m really excited about what this transaction can allow for both our shareholders. And believe me, you have my commitment and my team’s commitment, Roger and Roger’s team’s commitment that we’re going to make this work.

Hooper Stevens - Sirius XM Holdings Inc. - VP of IR & Finance

Thank you, Brian and everybody, for participating today, and we look forward to speaking off-line.

Operator

This concludes today’s conference call. A replay of the call will be available on SiriusXM’s and Pandora’s websites. Thank you for attending today’s conference call, and have a great day.

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